EXCLUSIVE MASTER PURCHASE ORDER
AND FULFILLMENT AGREEMENT

       In consideration of the mutual promises and covenants that are contained in this agreement, the Parties agree as follows:

I. PARTIES

       The parties to this agreement are:

       1.1       Con-Tex Silver Imports, Inc., a Texas corporation, hereinafter referred to as "Vendor."

       1.2       Premier Concepts, Inc., a Colorado corporation, hereinafter referred to as "Buyer."

II. PURPOSE AND SCOPE OF THE AGREEMENT

       2.1       The purpose of this agreement is to establish an on going purchase relationship between the parties pursuant to this Master Purchase Order and Fulfillment Agreement ("Agreement"). The master agreement sets forth the parties' relationship, duties and obligations.

       2.2       Buyer will purchase available sterling silver and gold products and faux jewelry from Vendor upon the execution of this Agreement, pursuant to individual Purchase Orders, ("Orders."). These Orders are subject to all of the contractual obligations, terms and conditions that are stated in this agreement. The parties agree that subsequent Orders do not need to contain or recite any of the terms and conditions in this agreement, since they are incorporated by reference for all purposes, as if all words were recited verbatim in the Orders. All Orders are subject to the agreement of Vendor and Buyer with respect to price and further subject to Vendor's ability to deliver product conforming to Buyer's requirements.

       2.3       Buyer will stipulate that it will replace its current suppliers of all jewelry (i.e., gold and sterling silver, watches, supplies and etc.) and thereafter use Vendor as its exclusive supplier of these products ("Product"). It is understood that this process will take approximately twelve (12) to eighteen (18) months from the date of this Agreement. It is further agreed and understood Buyer will purchase a minimum of One Million and No/100 ($1,000,000.00) Dollars per year or Two Million and No/100 ($2,000,.000.00) Dollars of Product for the term of the Agreement from Buyer for the entire term of this Agreement. However, in the event Two Million and No/100 ($2,000,000.00) Dollars of product is not purchased by Buyer from Vendor during the primary term of this Agreement, then the primary term of this Agreement will be extended until Buyer has purchased Two Million and NO/100 ($2,000,000.00) Dollars worth of product. The agreements of Buyer set forth in this Section 2.3 with respect to exclusivity and minimum purchases are subject to the agreement of Vendor and Buyer with respect to price and further subject to Vendor's ability to deliver product conforming to Buyer's requirements. In the event Vendor is unable to supply any product then the Buyer will have the right to purchase from other sources.

       2.4       Buyer will move its distribution center to Vendor's office in Conroe, Texas on or about August 1, 2001. In this connection it is understood that the move will be dependent upon Vendor having completed the upgrade of its inventory management system whereby the merchandise is inventoried by SKU as opposed to weight and also whereby the inventory movement is recorded by a bar coding system. Vendor agrees that Buyer may inspect Vendor's inventory management system upon its completion and Buyer agrees that Vendor will inspect its current system to make sure Vendor can accommodate Buyer's product fulfillment needs.

       2.5       At the time Buyer's distribution facility is relocated to Conroe, Texas, Buyer will hire an employee to be Buyer's main contact at the new distribution facility. The parties expect that the buying function should be completely managed by Vendor's office on or about January 1, 2002 or as soon as practical. However, Buyer will reduce the number of orders being placed from its Denver office prior to August 1, 2001 and start placing these orders directly with Vendor. Vendor will then invoice Buyer at the time shipments are sent to the stores. Vendor expects that it will need to keep minimal additional back stock at its distribution center to accommodate Buyer's stores, as most of Buyer's back stock consists of jewelry (gold and silver) which is currently warehoused with Vendor.

III. PURCHASE OFFER, CONDITIONS AND ACCEPTANCE

       3.1       This master agreement governs all transactions between the parties that relate to the purchase of goods, work, or services.

       3.2       This offer is conditioned upon full and complete acceptance of all of the terms and conditions contained in this agreement and any specific Orders which may be sent by Buyer to Vendor pursuant to this agreement. Except for terms related to product specification, price and terms of delivery, which in each case is subject to specific agreement under each Order, this Agreement expressly limits parties acceptance to the terms stated herein for any Order that may be issued pursuant to this agreement.

       3.3       Except for terms related to product specification, price and terms of delivery, which in each case is subject to specific agreement under each Order, i~~I~~n the event that Buyer submits or proposes any terms that state any additions, changes, deviations, or modifications, those terms are automatically deemed void, objected to and rejected by Vendor unless the Buyer's terms are expressly agreed to in writing by an authorized representative of Buyer.

       3.4       This agreement, all of its terms and conditions and any attachments or exhibits are applicable to all Orders which may be issued under this agreement and are incorporated by reference for all purposes and constitute a complete integration of the parties' understanding and agreement.

       3.5       Upon Vendor's acceptance, the Order is the complete and exclusive statement of the terms of the resulting agreement.

IV. PRICE

       4.1       The price or prices for individual Orders issued hereunder are subject to agreement between Buyer and Vendor and must be set forth in each individual Order.

V. QUALITY, INSPECTION, TESTING AND REJECTION OF NON-CONFORMING GOODS,
     WORK OR SERVICES

       5.1 QUALITY:

       All services rendered to Buyer and all items, whether included in service provided or purchased, manufactured or delivered must:
*	Substantially meet and conform to Buyer's specifications and requirements;
*	Be of good quality and be free from defects in workmanship and material; and
*	Be fit for their ordinary, intended purposes.

VI. DELIVERY AND DISTRIBUTION

       6.1 Once the Order from Buyer has been received and accepted, Vendor agrees to see that the Product, in stock, is delivered one day before delivery dates per purchase order to Buyer's representative, in Conroe, Texas. Product shipped to the retail stores and not rejected within ten (10) days shall be deemed accepted.

       6.2 The Agreements of Buyer with respect to using Vendor for distribution of product contained in Section 2.5 are subject to Vendor fulfilling Buyer's distribution requirements in accordance with its purchase order specification. In the event Vendor fails to deliver Product to Buyer's retail stores pursuant to the requirements and delivery terms of Buyer's purchase orders, and failure remains uncured after ten (10) days written notice from Buyer to Vendor, then Vendor shall be deemed to be in default and Buyer shall free to implement its own distribution or contract with third parties to fulfill its distribution requirements.

VII. INVOICE INSTRUCTIONS

       7.1 All invoices must be in writing and specify the items purchased, the amount and the prices charged.

       7.2 Invoiced amounts are due and payable by Buyer to Vendor net 30 days from the payment due date unless otherwise agreed to.

       7.3 Determination of payment due date, whether under net or discount terms, will be based on the latest of:
*	The date goods are shipped and/or delivered to Buyer's representative ;
*	The date an accurate invoice is sent.

       7.4 Payment is deemed to have been made when deposited in the U.S. mail or sent by electronic delivery.

VIII. GENERAL AND ADMINISTRATIVE PROVISIONS

       8.1 ACCEPTANCE AND DATE OF EFFECTIVENESS.

       This agreement is not binding until it is executed by all parties to this agreement. This agreement will become effective upon execution.

       Thereafter, all obligations contained in this agreement are conclusive and binding upon all of the parties. Accordingly, this agreement will no longer be considered executory as of the date that all parties have signed to it.

       8.2 ADDITIONAL COMPANIES.

       Buyer may issue Orders under this agreement for any and all parent, subsidiaries, divisions or affiliated companies including but not limited to operating companies and joint ventures which may be owned, in whole or part, by Buyer.

       8.3 ENTIRE AGREEMENT.

       This master agreement along with any other contemplated subsequent documents, such as an Order, represents the entire agreement by and between the parties.

       8.4 AMENDMENT, CHANGES OR MODIFICATION.

       This master agreement along with subsequent Order may not be amended, added to, changed or modified except by a written agreement which has been duly executed by all of the parties' authorized representatives.

       Notwithstanding Buyer's act of accepting or paying for any shipment or similar act of Buyer, this agreement and all Orders may not be modified by or interpreted by reference to any course of dealing or usage of trade and may not be modified by any course of performance.

       8.5 ASSIGNMENT AND SUBCONTRACTING.

       Except as to a subsidiary, affiliate, or operating division of either party, this Agreement, nor any duty, right or interest therein may be delegated, assigned, subcontracted or otherwise transferred in any manner without the prior written consent of Buyer, and any effort to the contrary is void.

       8.6 CHOICE OF LAW, CURRENCY AND LANGUAGE.

       This agreement is subject to and governed under the laws of the State of Texas. Any and all obligations and payments are due and performable and payable in Montgomery County, Texas.

       The parties agree that venue for purposes of any and all lawsuits, causes of action, arbitrations, or other disputes will be in Montgomery County, Texas.

       All prices, payments and other terms which relate to money refer to United States of America (U.S.) dollars. Prices quoted are those in effect at the time quoted regardless of any currency changes which may occur between the time the price was quoted and payment is made.

       All documentation, notices, and oral communications concerning this agreement use the English language. In the event that English communications are translated into another language, the meaning conveyed by the English version of the communication governs this agreement and the parties' performance.

       8.7       ARBITRATION

       In the unlikely event that a dispute occurs applicable to this Agreement, the parties may agree to submit the dispute to a commercial arbitrator so that the matter may be submitted to non-binding arbitration. The parties shall choose an arbitrator from the American Arbitration Association pursuant to the following process:
1.

The parties shall request from the American Arbitration Association a list of three commercial arbitrators. Each party, assuming there are two parties to the Agreement, shall have one strike, and thereby strike from the list the arbitrators they do not wish to use.

2.	The remaining arbitrator, the one that has not been stricken, will be the arbitrator to hear the matter.
3.

The parties agree to follow the American Arbitration Association rules, guidelines and procedures. The Arbitrator shall set the matter for hearing and shall control the procedures used therein. The Arbitrator's decision shall not be final and non-binding on the parties.

       8.8       SEVERABILITY

       If any provision of this Agreement shall, for any reason, be held violative of any applicable law, and so much of the Agreement is held to be unenforceable, then the invalidity of such a specific provision in this Agreement shall not be held in invalidate any other provisions in this Agreement which other provisions shall remain in full force and effect unless removal of the invalid provisions destroys the legitimate purposes of this Agreement, in which event this Agreement shall be cancelled.

       8.9 CONTRACT INTERPRETATION AND PRECEDENCE.

       This agreement may establish a comprehensive commercial arrangement, which may contemplate subsequent individual transactions. This agreement may also cover procedures and prices for the purchase of both goods, work or services.

       Since this agreement is intended to cover a multitude of orders with a wide range of Products some of the terms or conditions may not be applicable to a specific order. In that event, the inapplicable language may be disregarded as surplus or inapplicable language.

       By execution of this agreement, the parties acknowledge that they have read and understood each provision, term and obligation contained in this agreement.

       8.10 CONFIDENTIAL INFORMATION AND RELATIONSHIP.

       The parties agree that the information and data at each other's disposal during the term of the negotiation, operation and enforcement of this agreement is considered proprietary information and confidential.

       Such information, which includes but is not limited to information contained in reports, drawings, documents, or other records, if disseminated to third parties, would be detrimental to the owner of the proprietary data.

       Accordingly, each party agrees to take any and all reasonable precautions to restrict the dissemination of such information by its employees, agents or subcontractors.

       Each party must treat as proprietary all specifications drawings, blueprints, nomenclature, samples, models, and other tangible information supplied by the other party.

       Without the prior written consent of the other party, neither party may in any manner advertise, publish, disclose, or release for publication orally or in writing, any statement mentioning that the other party has furnished or contracted to furnish items and/or services to a party under this agreement.

       Buyer will issue no news release (including photographs and files), public announcement, advertisement, denial, or confirmation concerning all or any part of the subject matter of this agreement or any phase of any program hereunder without the prior written approval of Vendor, except as required by law.

       During the term of this agreement or any extension of this agreement, neither party may permit access by any nonaffiliated employees or person to the proprietary information, without the other party's written permission.

       The party who receives confidential information may only use the information supplied by the disclosing party to accomplish the work contemplated in this agreement and for no other purpose.

       The following information will not be considered confidential or proprietary:
*	Information which is in, at time of disclosure, the public domain; or
*	Information which after disclosure becomes part of the public domain through no violation of this agreement by the receiving party.

       In the event that the Vendor believes that additional contractual protection is required to protect its confidential information, Buyer and its employees, agents and subcontractors may execute a separate confidentiality agreement.

       By execution of this agreement, Buyer acknowledges that it has had the opportunity to read and review the confidentiality agreement.

       Upon completion or termination of this agreement, if directed by the disclosing party in writing, all proprietary information must returned to the disclosing party.

       The obligations contained in this paragraph will continue and will survive notwithstanding the completion, modification or termination of this agreement for a period of three years from the effective date of this agreement.

       8.11 CORPORATE AUTHORITY.

       If any party to this agreement is a legal entity, including, but not limited to, an association, corporation, joint venture, limited partnership, partnership, or trust, then that party represents to the other that this agreement and the transactions contemplated in this agreement and the execution and delivery have been duly authorized by all necessary corporate, partnership, or trust proceedings and actions including, but not limited to, action on the part of the directors, officers and agents of the entity, if said actions are required.

       Furthermore, a corporate party represents that all appropriate corporate meetings were held or the actions contemplated will be ratified to authorize the aforementioned obligations and certified copies of all corporate meetings or minutes and corporate resolutions authorizing this transaction have been delivered to all parties to this agreement prior to or at the time of execution of this agreement, if such corporate authorization was requested by the party desiring such authorization within five days of the execution of this agreement.

       8.12 TERMINATION FOR DEFAULT.

       Vendor may terminate the whole or any part of this Agreement if Buyer defaults under this Agreement, upon ninety (90) days written notice to the Buyer. Buyer may not cancel this Agreement until and unless it has purchased One Million and No/100 ($1,000,000.00) Dollars per year or Two Million and No/100 ($2,000,.000.00) Dollars of Product for the term of the Agreement from Buyer for the entire term of this Agreement. However, in the event Two Million and No/100 ($2,000,000.00) Dollars of product is not purchased by Buyer from Vendor during the primary term of this Agreement, then the primary term of this Agreement will be extended until Buyer has purchased Two Million and NO/100 ($2,000,000.00) Dollars worth of product. Thereafter, the parties may cancel this Agreement for any default upon ninety (90) days written notice to the other party in accordance with 8.19 "NOTICES" of this Agreement.

       8.13 FURTHER ASSURANCES.

       Each party further agrees that it will take any and all necessary steps and sign and execute any and all necessary documents or agreements required to implement the terms of the agreement of the parties contained in this agreement.

       Each party also agrees to refrain from taking any action, either expressly or impliedly, which would have the effect of prohibiting or hindering the performance of the other party to this agreement.

       8.14       INDEPENDENT CONTRACTOR RELATIONSHIP NO PARTNERSHIP INTENDED.

       By virtue of entering into this agreement, all purchases and sales provided hereunder will be performed in the capacity of an independent contractor rather than an employee and the parties have not formed, either expressly or impliedly, any joint venture or partnership arrangement. Under no circumstances will any party to this agreement be deemed an employee, partner of the other, nor may either party act as an agent of the other party.

       Each party is interested only in the results obtained hereunder and has the general right of inspection and supervision in order to secure the satisfactory completion of the work. Neither party will have control over the other party with respect to its hours, times, employment, or the like with the exception that parties must comply with and observe any rules, operating schedules, deadlines or other time considerations which may be applicable to Vendor's facilities.

       8.15       FORCE MAJEURE.

       Notwithstanding anything to the contrary, neither party shall be deemed in default of the Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, civil disturbance, war, strike or lock-out, act of government or other cause beyond a party's reasonable control (such a delay or prevention, a "Force Majeure") provided that such party gives the other party written notice thereof promptly upon discovery thereof and uses its best efforts to cure the delay; provided, however, either party shall have the right to terminate the Agreement during a Force Majeure after such Force Majeure has continued for more than one continuous month.

       8.16       CONFIDENTIAL INFORMATION

       "Confidential Information" means with respect to a party, any information, communication or data, in any form, including, but not limited to software, technical processes and formulas, source codes, product designs, models or samples, sales, costs and other unpublished financial information, product and business plans, customer, customer list, vendors, vendors list, manufacturers and visitor related information, advertising revenues, usage rates, advertising relationships, projections and marketing data of such party, all whether provided in oral, written, graphic or electromagnetic form, that a party (the "Disclosing Party") provides the other party (the "Receiving Party") hereunder which the Disclosing Party identifies at the time of disclosure as confidential or which is of such a nature that the Receiving Party should reasonably understand that the Disclosing Party desires to protect against unrestricted disclosure or use.

       All of a Disclosing Party's Confidential Information shall be owned by and remain, as between the Disclosing Party and the Receiving Party, the sole property of the Disclosing Party. Each party, in its capacity as a Receiving Party, agrees that it has maintained and will maintain, in confidence, the Disclosing Party's Confidential Information and the terms of the Agreement and that the Receiving Party has not and will not, use in any way, or reveal to any third party, the same except: (i) (A) a Receiving Party may disclose the Disclosing Party's Confidential Information or the terms of the Agreement to the extent necessary to comply with the law or the valid order of a court of competent jurisdiction or in connection with any arbitration proceeding, provided that in any such event the Receiving Party shall so notify the Disclosing Party as promptly as practicable (and, if possible, prior to making any such disclosure) and the Receiving Party shall seek confidential treatment of such information at the Receiving Party's own cost, (B) a Receiving Party may disclose the Disclosing Party's Confidential Information or the terms of the Agreement to the extent necessary in order to enforce any of the Receiving Party's rights pursuant to the Agreement in a court or arbitration proceeding of proper jurisdiction, provided that in any such event the Receiving Party shall seek confidential treatment of such information at the Receiving Party's own cost, (C) a Receiving Party may disclose the Disclosing Party's Confidential Information or the terms of the Agreement to its parent company, its auditors, its attorneys, or its advisers, or as part of diligence conducted by a potential purchaser or source of financing, and provided that such parent company, auditors, attorneys, advisors, or potential purchasers or sources of financing; agree to be bound by the provisions of this Section (or in the case of attorneys or accountants have a similar professional ethical duty), or (D) Buyer may disclose the Vendor's Confidential Information or terms of the Agreement to a third party who has contracted with Buyer to perform some of Buyer's services (e.g., a contractor rendering fulfillment services would need to know a Customer's mailing address) hereunder only to the extent that such contractor needs to know such Confidential Information or terms of the Agreement and provided that such contractor agrees to be bound by the provisions of this Section; or (ii) a Receiving Party may disclose the Disclosing Party's Confidential Information or the terms of the Agreement (A) if at the time of disclosure to the Receiving Party the Confidential Information of the Disclosing Party or terms of the Agreement are public or (B) if after disclosure to the Receiving Party the Confidential Information of the Disclosing Party or terms of the Agreement become public by written publication through no fault of the Receiving Party. Except only to the extent necessary to perform its obligations hereunder, Vendor shall not use any Confidential Information to contact any customer. Except as provided for in the Agreement, neither party shall make any disclosure of the Confidential Information of the other party or terms of the Agreement to anyone other than its employees who have a need to know in connection with the Agreement. Each party shall notify its employees of their confidentiality obligations with respect to the Confidential Information of the other party and terms of the Agreement and shall be responsible for any failure of its employees to comply with these obligations. The confidentiality obligations of each party and its employees shall survive the expiration or termination of the Agreement.

       8.17       PAYMENTS

       Buyer shall pay invoices to Vendor within 30 days of the invoice date. All past due invoices 30 days over due shall be billed a monthly finance charge of 1-1/2% (18% annually).

       8.18       NON-HIRE

       During the Term of this Agreement and for a period of two (2) years following the expiration or termination of the Agreement, neither party shall hire or solicit for employment, by or on behalf of such party or any third party, any employees of the other party.

       8.19       NOTICES.

       Any and all notices or other communications required or permitted to be given pursuant to this agreement must be in writing and will be considered as properly given if sent by facsimile transmission or mailed by certified mail, return receipt requested, postage prepaid, and addressed as follows:
Buyer:	Premier Concepts, Inc. 3033 S. Parker Rd., Ste. 120 Aurora, Colorado 80014 Fax: (303)-338-5780
Vendor:	Con-Tex Silver Imports, Inc. 111 Rhodes Conroe, Texas 77301 Fax: (936)- 756-6822

       Either party reserves the right to designate in writing to the other party any change of name, change of person, or address to which the notices will be sent.

       8.20       PARAGRAPH HEADINGS, USE OF PRONOUNS, AND CAPTIONS.

       The captions, numbering sequences, titles, paragraph headings, punctuation, and organization used in this agreement are for convenience only and must in no way define, limit or describe the scope or intent of this agreement or any part of it. The paragraph headings used in this agreement are descriptive only and has no legal force or effect whatsoever other than to aid a reasonable interpretation of the agreement. The titles to each of the various articles and paragraphs are included for convenience or reference only and has no effect on or be deemed as part of the text of this agreement. Use of the neuter or the singular to refer to the parties described in this agreement is deemed a proper reference whether a party is an individual, partnership, corporation, association, trust, a group of two or more individuals, partnerships, or corporations, or a joint venture.

       Any grammatical changes required to make the provisions of this agreement applicable to individuals, or groups of individuals, such as males versus females, corporations, associations, partnerships, trusts or other entities must, in all instances be assumed as though each case were fully expressed.

       8.21       PARTIES BOUND CLAUSE AND SUCCESSORS.

       This agreement is binding upon and inures to the benefit of the parties, their respective heirs, executors, administrators, legal representatives, successors and assigns.

       The parties to this agreement expressly agree that in the event a party seeks to or does transfer part or all of its assets to a separate entity, not a party to this agreement, the party shall be liable under this agreement as if the transfer had not occurred.

       8.22       SURVIVAL OF OBLIGATIONS.

       All obligations under this Agreement continue notwithstanding the expiration, termination or cancellation of the Agreement until each party has fully complied with the terms and conditions under this Agreement.

       8.23       TERM.

       INITIAL AND EXTENSION TERMS.

       The initial term of this agreement is two years commencing from the date the Agreement is signed. Or as may be extended as set forth in Section 2.5 of this Agreement. Thereafter, the Agreement will automatically be extended for additional terms of one year each unless terminated by either party in writing with 90 days' prior written notice.

       8.24       TIME LIMITS.

       Time is of the essence in this agreement and, accordingly, all time limits must be strictly construed and strictly enforced.

       Failure of one party to this agreement to meet a deadline imposed is considered a material and significant breach of this agreement and entitles the non-breaching party to any and all rights of default as stated above.

       8.25       WAIVER.

       The failure or delay of either party in the enforcement of the rights detailed in this agreement does not constitute a waiver of the rights nor is it considered as a basis for estoppel either at equity or at law. That party may exercise its rights under this agreement despite any delay or failure to enforce those rights at the time the cause of action or right or obligation arose.

       SIGNATORY CLAUSE

       This agreement is signed, accepted and agreed to by all parties, either in their individual capacities or by and through their duly authorized officers, agents, trustees, attorneys-in-fact or representatives.

       All parties, and if appropriate, by and through their authorized agents, acknowledge that they have read and understood this agreement, the attachments and exhibits and if this agreement is signed by an authorized agent, then the agent states that the principal has read, authorized, and agreed to this agreement.

       All parties, and if appropriate, by and through their authorized agents, further acknowledge that they have executed this legal document voluntarily and of their own free will on this the 7th day of June, 2001.
BUYER:	VENDOR
PREMIER CONCEPTS, INC. By: /s/ Sissel Eckenhausen Printed Name: Sissel Eckenhausen Title: President Tax I.D. Number: 84-1186026	CON-TEX SILVER IMPORTS, INC. By: Printed Name: James G. Gordon Title: President Tax I.D. Number: 73-1444517